July 9, 2007

PRIVATE AND CONFIDENTIAL

The Board of Directors

Mac-Gray Corporation

c/o Linda A. Serafini, Secretary

404 Wyman Street, Suite 400

Waltham, MA 02451

Dear Members of the Board:

Fairview Capital has been a Mac-Gray shareholder for more than three years and presently owns 4.8% of the company's common shares. We are long-term investors and take pride in the constructive relationships we often develop with companies over the course of several years of ownership.

We are writing to express our concern over the company's low return on invested capital (ROIC), which we believe is the result of poor capital allocation decisions that have depressed shareholder returns. The returns the company achieves on its investments in acquisitions and new customer contracts are the primary determinant of long-term value creation, and therefore should receive critical focus from the Board.

As is detailed later in this letter, we recommend that Mac-Gray abandon its focus on revenue and EBITDA growth, which has created little shareholder value. Mac-Gray should adopt a capital allocation strategy more appropriate for its low-growth, cash-generative financial profile. To facilitate these changes, the Board should repair the company's senior executive incentive compensation policies.

During the past five fiscal years, Mac-Gray has spent $267 million of its shareholders' money on acquisitions and capital spending (excluding customer incentive payments). Over this same timeframe, after adjusting for non-recurring items and stock-based compensation and Sarbanes-Oxley expenses, the company's earnings per share numbers have been erratic, and its ROIC and return on equity (ROE) have been unacceptably low (see attached Exhibit 1).

We have discussed this issue at length with the Management, and also had the opportunity to discuss it with a few Board members at the recent annual meeting of stockholders in Boston. The common explanation for Mac-Gray's stagnant earnings and low ROIC and ROE is that Mac-Gray's business involves significant upfront investments that require time to pay off.

This explanation does not stand up to scrutiny. First, since Mac-Gray has pursued the same strategy for at least the past seven years, the company's consolidated ROIC and ROE are indeed good indicators of the company's long-term capital allocation decisions. Second, most of Mac-Gray's investments in fact provide a nearly-immediate payoff. This is because most acquisitions are integrated within a few months of closing, and the profitability of customer contracts is not that different in year two than in year five. Third, Mac-Gray's disappointing ROIC and ROE in 2006 fully reflect the impact of the two WEB acquisitions, as the more recent WEB West acquisition was completed in January of 2005 and proclaimed to be fully integrated in the third quarter of 2005.

A closer look at the two WEB acquisitions, which dominate Mac-Gray's consolidated return calculations, further demonstrates that Mac-Gray's consolidated ROIC and ROE are low simply because the company has settled for low returns on much of the capital it has deployed. Either Mac-Gray has set the bar too low, or it has allowed "strategic" considerations to take precedence over financial returns, which would be a mistake for investments of such large magnitude.

As illustrated in the attached Exhibit 2, the run-rate ROIC on the two WEB acquisitions was less than 8%. Management might contend that these numbers (combined pro forma EBITDA contribution of $27 million) are understated because they ignore certain general & administrative cost savings. We would point out that Mac-Gray's consolidated EBITDA increased by only $27 million between 2003 and 2006, and the WEB West acquisition involved no geographic overlap, so there could not have been too many additional synergies. Even if there were one or two million dollars of additional synergies, it would not change our conclusion, which is that single-digit returns on acquisitions of low-growth businesses are simply inadequate.

Based on our analysis of Mac-Gray's financials and the WEB acquisitions, as well as conversations with the Management, we have concluded that the current "growth" strategy is not working. The pursuit of revenue and EBITDA growth has not created any tangible value for shareholders because it has not led to improvement in the metrics that really matter: earnings per share and free cash flow per share.

The pursuit of revenue and EBITDA growth also has failed to improve the share price. Though Mac-Gray's EBITDA has nearly doubled since 2002, its debt has more than tripled and its share count has also increased. As Table 1 demonstrates, the share price appreciation in recent years is almost entirely due to multiple expansion.

Table 1 ($ millions)	1998	1999	2000	2001	2002	2003	2004	2005	2006	7/6/07

Share Price (end of period)	$11.38	$3.81	$3.25	$2.81	$3.29	$5.40	$8.09	$11.65	$11.92	$15.20
Diluted Shares	12.9	12.7	12.6	12.6	12.7	12.7	13.0	13.3	13.4	13.6
Equity Value	$147.0	$48.3	$41.1	$35.5	$41.7	$68.8	$105.4	$154.7	$160.3	$206.1

Plus: Debt	$80.6	$86.8	$77.6	$70.2	$56.8	$50.9	$73.3	$166.7	$177.1	$176.9
Enterprise Value	$227.7	$135.1	$118.7	$105.8	$98.5	$119.7	$178.7	$321.4	$337.4	$382.9

Adj. EBITDA (trailing 12 mos.)	$31.8	$30.7	$33.9	$30.4	$28.6	$28.2	$34.3	$52.4	$55.2	$56.1

Trailing Multiple	7.2x	4.4x	3.5x	3.5x	3.4x	4.3x	5.2x	6.1x	6.1x	6.8x

Table 2 shows that if Mac-Gray had traded at a constant EBITDA multiple of 5x in recent years, the share price would have stayed roughly flat in the $7 range.

Table 2 ($ millions)	1998	1999	2000	2001	2002	2003	2004	2005	2006	7/6/07

Adj. EBITDA (trailing 12 mos.)	$31.8	$30.7	$33.9	$30.4	$28.6	$28.2	$34.3	$52.4	$55.2	$56.1
Trailing Multiple	5.0x	5.0x	5.0x	5.0x	5.0x	5.0x	5.0x	5.0x	5.0x	5.0x
Enterprise Value	$158.8	$153.6	$169.6	$152.1	$143.1	$140.8	$171.3	$262.1	$276.1	$280.3

Less: Debt	($80.6)	($86.8)	($77.6)	($70.2)	($56.8)	($50.9)	($73.3)	($166.7)	($177.1)	($176.9)
Equity Value	$78.1	$66.8	$92.0	$81.9	$86.3	$89.9	$98.0	$95.4	$99.0	$103.5

Diluted Shares	12.9	12.7	12.6	12.6	12.7	12.7	13.0	13.3	13.4	13.6

Implied Share Price	$6.04	$5.27	$7.28	$6.48	$6.81	$7.05	$7.52	$7.18	$7.36	$7.63

We view Table 2 as a "smoking gun," which proves that Mac-Gray's EBITDA growth strategy has created little shareholder value. Since the company's EBITDA multiple is unlikely to expand much further, any future share price appreciation will have to be driven by actual increases in shareholder value. The current strategy has failed to produce adequate value in the past, and there is no reason to believe it will deliver in the future.

We are no longer comfortable with the current strategic direction, and we urge the Board to consider a change of course. Rather than trying to be a "growth" company, Mac-Gray should embrace its modest inherent growth and strong free cash flow generation. Mac-Gray should adopt a capital allocation strategy more appropriate for its financial profile and pursue a set of objectives that are tied directly to shareholder value (rather than revenue or EBITDA growth).

Specifically, we recommend Mac-Gray significantly reduce its spending on acquisitions and new customer contracts. It could accomplish this by raising meaningfully its required rate of return (hurdle rate) and being more conservative and rigorous in its financial analysis. This would result in: (1) fewer, better investments and (2) excess free cash flow that could be returned to shareholders through dividends or share repurchases.

As illustrated in the attached Exhibit 3, our analysis indicates that Mac-Gray could return $19 million (more than $1.45 per share) annually to shareholders by reducing annual acquisition and capital spending to $25 million. This level of spending would not limit the company's ability to renew expiring customer contracts and would still allow the company to pursue growth through selective investments in high-return opportunities.

If Mac-Gray were to pay a dividend of $1.45 per share and trade at a dividend yield of 7.25% (roughly the yield of Coinmach's Class A shares prior to the announcement of its sale to Babcock & Brown), this would imply a Mac-Gray share price of approximately $20. This example illustrates that a large annual dividend would force the stock market to value Mac-Gray based on its free cash flow and should immediately improve the share price. It would also provide a meaningful and tangible ongoing return to shareholders.

We do not recommend initiating a small dividend, as it would not have the same effect. If Mac-Gray prefers not to pay a significant annual dividend, it could instead implement a large share repurchase by exercising its "rights of second offer" to purchase shares from members of the MacDonald family, who have been consistent sellers.

We are aware that Mac-Gray's 7 5/8% senior notes place limits on dividend payments and share repurchases. This obstacle can be overcome and should not be used to justify the status quo.

In addition, the senior executive incentive compensation plans would need to be aligned with the new capital allocation strategy. An important responsibility of a Board of Directors is to devise compensation policies that motivate value creation. In this regard, the Board has failed. The existing plans reward growth in revenue and EBITDA, and therefore are part of the problem. A redesigned incentive compensation program should reward executives for improvements in ROIC, ROE, earnings per share, and free cash flow per share.

We understand such a strategic shift is not without complication. It would require important changes within the company, but this should not be a deterrent. A new owner may make such changes if the current Board and Management fail to act. Babcock & Brown's planned acquisition of Coinmach serves as a reminder that Mac-Gray's stable free cash flow profile would be very attractive to many private equity funds.

The recent strength in Mac-Gray's share price should not be used to defend the current "growth" strategy. The stock market is very fickle, and short-term share price movements provide no basis for judging long-term business strategy. In addition, as we pointed out above, we believe Mac-Gray's share price appreciation resulted from multiple expansion rather than growth in shareholder value. Further, we believe Mac-Gray's share price likely would be significantly higher today if the company had not allocated hundreds of millions of dollars to low-return investments in recent years.

In summary, we believe it is incumbent on the Board of Directors to take prompt action to change the company's course and improve shareholder returns. We appreciate your time and consideration, and welcome an opportunity to discuss the issues raised in this letter. We can be reached at (415) 464-4640.

Very sincerely,

Scott W. Clark Andrew F. Mathieson

Exhibit 1: Analysis of EPS, ROIC, and ROE
$ millions

EPS Adjustments	2000	2001	2002	2003	2004	2005	2006

Reported Net Income	$3.8	$2.5	$3.8	$4.1	$5.3	$12.1	$0.9

+/- Non-recurring Items	$0.0	$0.0	($0.2)	($0.6)	($1.0)	($11.9)	$3.5
+ Stock-based Compensation	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.1
+ SOX Expense (estimated)	$0.0	$0.0	$0.0	$0.0	$0.5	$1.0	$1.5
+ Taxes (reported)	$3.2	$2.3	$2.6	$3.0	$3.9	$8.6	$0.1
- Taxes (42% rate)	($2.9)	($2.0)	($2.6)	($2.7)	($3.6)	($4.1)	($3.0)
Adjusted Net Income	$4.0	$2.8	$3.6	$3.8	$5.0	$5.6	$4.1

Diluted Shares	12.6	12.6	12.7	12.7	13.0	13.3	13.4

Adjusted Earnings Per Share	$0.32	$0.22	$0.28	$0.30	$0.39	$0.42	$0.31

ROIC and ROE Calculations	2000	2001	2002	2003	2004	2005	2006

Numerator
Reported Net Income	$3.8	$2.5	$3.8	$4.1	$5.3	$12.1	$0.9

+/- Non-recurring Items	$0.0	$0.0	($0.2)	($0.6)	($1.0)	($11.9)	$3.5
+ Stock-based Compensation	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.1
+ SOX Expense (estimated)	$0.0	$0.0	$0.0	$0.0	$0.5	$1.0	$1.5
+ Taxes (reported)	$3.2	$2.3	$2.6	$3.0	$3.9	$8.6	$0.1
- Taxes (cash paid)	$0.2	($0.2)	($0.4)	($0.3)	($0.6)	($6.6)	($1.3)
(a) Adjusted Net Income	$7.2	$4.6	$5.8	$6.2	$8.0	$3.1	$5.8

+ Net Interest Expense	$6.8	$5.2	$4.6	$2.8	$4.3	$10.9	$13.7
(b) Adjusted Unlevered Net Income	$14.0	$9.7	$10.3	$9.0	$12.3	$14.0	$19.5

Denominator
Shareholders' Equity	$60.0	$60.6	$63.7	$68.7	$75.9	$88.6	$91.6
Debt	$77.6	$70.2	$56.8	$50.9	$73.3	$166.7	$177.1
Invested Capital	$137.6	$130.8	$120.5	$119.6	$149.3	$255.3	$268.7

(c) Average Shareholders' Equity		$60.3	$62.1	$66.2	$72.3	$82.3	$90.1
(d) Average Invested Capital		$134.2	$125.7	$120.1	$134.4	$202.3	$262.0

Return Analysis
ROE = a / c		7.6%	9.3%	9.4%	11.1%	3.7%	6.5%
ROIC = b / d		7.2%	8.2%	7.5%	9.2%	6.9%	7.4%

Exhibit 2: Analysis of WEB Acquisitions
$ millions

	EAST		WEST
WEB Historical Results	2003	'03 PF	2004	'04 PF	Notes

Collections	$29.6	$29.6	$68.4	$68.4	Actual WEB results per Mac-Gray 8-K filings
Commercial Rentals	$0.3	$0.3	$0.9	$0.9
Total Revenue	$29.9	$29.9	$69.3	$69.3

Location Rentals	$16.5	$16.5	$36.3	$36.3
General &Administrative	$9.9	$9.9	$24.0	$24.0
Allocation of Corporate Expenses	$2.8	$0.0	$7.9	$0.0	Pro Forma excludes allocation of corporate expenses
Operating Expenses	$29.3	$26.4	$68.2	$60.3

Operating Income (EBIT)	$0.6	$3.5	$1.2	$9.0

Purchase Price		$41.0		$112.1	Per 2005 10-k footnotes; excludes accrued uncollected cash

EBIT		$3.5		$9.0
Plus: Depreciation & Amortization		$3.8		$10.7
EBITDA		$7.2		$19.7	Pro Forma EBITDA consistent with management disclosure

Trailing Purchase Multiples:
Revenue		1.4x		1.6x
EBITDA		5.7x		5.7x	PF EBITDA multiples consistent with management disclosure

EBIT		$3.5		$9.0
Less: Cash Taxes @ 10%		($0.3)		($0.9)	Assumes 10% cash tax rate
Unlevered Net Income		$3.1		$8.1

Purchase Price		$41.0		$112.1

ROIC		7.6%		7.3%	ROIC too low for businesses w/ modest internal growth

Exhibit 3: Dividend Potential
$ millions, except per share values

2006 Cash Flow Statement
Net Cash Flows Provided by Operating Activities	$36.5
Net Cash Flows Used in Investing Activities	($45.0)
Distributable Cash Flow	($8.5)

Adjustments:
+ Capital Expenditures (actual)	$25.9
+ Customer Incentive Payments (actual)	$4.5	Per 2006 10-K
+ Payments for Acquisitions (actual)	$19.4
- Pro Forma Investment Spending	($25.0)	Fairview recommendation
+ 2007 Operating Cash Flow Growth	$3.0	Fairview estimate
Adjusted Run-rate Distributable Cash Flow	$19.3

Common Shares	13.2

Distributable Cash Flow Per Share	$1.46

Dividend Yield	7.25%

Implied Share Price	$20.20